Exhibit 12.2

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED SHARE DIVIDENDS

(in thousands)

	3 Months Ended March 31,		12 Months Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Income before equity in earnings of unconsolidated joint ventures, noncontrolling interests, discontinued operations and loss on sale of real estate	37,365	7,004	28,866	28,965	27,233	26,152	33,844
Add:
Distributed income of unconsolidated joint ventures	168	885	2,366	1,706	906	821	989
Amortization of capitalized interest	117	108	465	413	360	292	272
Interest expense	11,210	10,199	49,628	42,599	40,793	42,926	35,117
Portion of rent expense - interest factor	386	292	1,168	1,078	986	993	988

Income as adjusted	49,246	18,488	82,493	74,761	70,278	71,184	71,210
Fixed Charges
Interest expense	11,210	10,199	49,628	42,599	40,793	42,926	35,117
Capitalized interest and capitalized amortization of debt issue costs	28	556	1,811	1,857	2,327	711	212
Portion of rent expense - interest factor	386	292	1,168	1,078	986	993	988
Preferred share dividends	1,406	1,406	5,625	5,625	5,433	538	—

Total combined fixed charges and preferred share dividends	13,040	12,453	58,232	51,159	49,539	45,168	36,317
Ratio of earnings to combined fixed charges and preferred share dividends	3.8	1.5	1.4	1.5	1.4	1.6	2.0